EXHIBIT 99.1

Estre Ambiental, Inc. Announces Election of Dr. Gesner Oliveira as Chairman of the Board of Directors

SÃO PAULO, February 25, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) today announced that, on January 31, 2019, Andreas Y. Gruson informed the Board of Directors of the Company (the “Board of Directors”) that he was resigning as Chairman as of February 28, 2019. The Board of Directors has elected Dr. Gesner Oliveira as its new Chairman, effective March 1, 2019.

“Given my numerous leadership responsibilities at a number of environmental services operations globally, I am no longer able to devote the time and attention to Estre that it needs.” said Mr. Gruson. “This is a decision that I have been contemplating for some time, and one that I did not take lightly.” he continued.

A member of Estre’s board of directors since 2018, and a current member of its audit committee, Dr. Oliveira is a partner of GO Associados, a macroeconomic consulting firm in Law & Economics and Infrastructure, and Professor of Economics at Fundação Getúlio Vargas (São Paulo). His previous positions include CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-2010), a large water and sewage company; President of CADE, Brazil’s antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995), Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD from the University of California at Berkeley.

“I want to thank Andreas for his contributions to Estre over the last several years. Estre has benefited greatly from his strategic vision, counsel and environmental services expertise, particularly in Latin America. His contributions have set the foundation for Estre to face the new challenges of the Brazilian market. We look forward to benefitting from Dr. Oliveira’s leadership as Estre’s new Chairman.” said Sergio Pedreiro, CEO of Estre.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations; the outcome of judicial and administrative proceedings to which Estre is or may become a party, such as class actions or tax assessments brought by governmental and regulatory agencies, or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategy; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; general economic and market conditions, industry conditions; and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421